President Director General
Gabon Telecom SA
Postal Station Delta
Administrative and Social Headquarters of Gabon
Libreville, Gabon

Benoit Laliberté
Chief of Technology
United American Corporation
4150 Ste- Catherine St. West, suite 200
Montreal, Quebec
CANADA

Reference Number: 02101/PDG/Gabon Telecom

Subject: Notification of the granting of the executive mandate for the control of all international telecommunications traffic, origination and termination.

Sir,

In the context of securing our international origination and termination telecommunications traffic, we irrevocably mandate to you, for a period of five (5) years renewable upon agreement by both parties, the mandate to control all international telecommunications operations through the form of issuance of origination, termination and bilateral agreements.

We mandate to you all of the necessary power that you may require to re-align and render effective the current situation as it pertains to international telecommunications traffic. As such, you have the right to activate, suspend, interrupt or terminate all existing agreements and existing telecommunications traffic to the benefit of Gabon Telecom.

During the execution of your mandate, you will migrate in its entirety, all of the telecommunications traffic to a mode of prepayment as well as ensure that all funds of terminators doing business with Gabon Telecom, as well as bilateral agreements, should be collected and transferred without delay to a bank designated by Gabon Telecom, for the benefit of Gabon Telecom.

You can as well act in the name of Gabon Telecom to collect any outstanding debts due to this day. You are granted all of the power necessary to prevent any future loss or fraud that Gabon Telecom may be subject to currently, or in the future.

We give you the authorization to negotiate in the name of Gabon Telecom all commercial agreements for all international operators.

You will provide me with a weekly summary of activities pertaining to your progress in all of the actions associated with this mandate.

Please, sir, accept the assurance of my most distinguished consideration.

Paris, December 6, 2006

President Director General

/s/ Hervé Fulgence Ossamy
Hervé Fulgence OSSAMY